Microsoft Word 11.0.6502;"EX-99.770 - Transactions effected pursuant to
 Rule 10f-3"
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Name of Fund:  Goldman Sachs Variable Trust International Equity Fund

Name of Underwriter Purchased From:  Morgan Stanley & Co. Inc.

Name of Underwriting syndicate members: Morgan Stanley & Co., Inc, Citigroup Global Markets Inc., Nomara
Securities International, Goldman, Sachs & Co.

Name of Issuer:  Shinsei Bank Ltd

Title of Security:  N/A

Date of First Offering:  2/8/05

Dollar Amount Purchased:  $396,015.33

Number of Shares Purchased:  68,000

Price Per Unit:  $5.82

Resolution approved: Approved at the May 12, 2005 board meeting.


RESOLVED, that, in reliance upon the written report provided by Goldman, Sachs & Co. ("Goldman Sachs") to the Trustees all purchases made during the calendar quarter ended March 31, 2005 for the Fixed
Income, Equity, Money Market and Specialty Funds, on behalf of the
Goldman Sachs Trust of instruments during the existence of underwriting or selling syndicates, under circumstances where Goldman Sachs or any of its affiliates is a principal underwriter of the instruments, were effected in compliance with the procedures adopted by the Trustees pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended; and

FURTHER RESOLVED, that, in reliance upon the written report provided by Goldman, Sachs & Co. ("Goldman Sachs") to the Trustees all purchases made during the calendar quarter ended March 31, 2005, for the Funds, on behalf of the Goldman Sachs Variable Insurance Trust of instruments during the existence of underwriting or selling syndicates, under circumstances where Goldman Sachs or any of its affiliates is a principal underwriter of the instruments, were effected in compliance with the procedures adopted by the Trustees pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended.